Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM
NEWS RELEASE	2020-13

PolyMet board elects new chairman and appoints two new board members
Releases voting results of Annual General and Special Meeting of Shareholders
St. Paul, Minn., June 25, 2020 – The board of directors of PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM, elected a new chairman and appointed two new board members following the Annual General and Special Meeting of Shareholders June 24, 2020, in Vancouver, British Columbia.

The board named Jon Cherry as chair to succeed Ian Forrest, who retired from the board after serving as its chairman since 2012. It also appointed retired financial services executive David Fermo and Glencore executive Roberto Huby as new board members, replacing Helen Harper and Michael Sill who have stepped down after four and nine years of service, respectively. The board also appointed Al Hodnik lead independent director.

Mr. Cherry joined PolyMet in 2012 as president and CEO, and continues in that capacity. Mr. Hodnik, former CEO of ALLETE, Inc., and now its executive chairman, has served on the PolyMet board since 2011.

In the annual meeting, which also was held virtually at www.virtualshareholdermeeting.com/PLM2020, 90.27% of the eligible shares were represented and all motions put forward by the company were passed.

The number of directors of the company was fixed at seven and the following persons were elected as directors of the company to hold office until the next annual general meeting.  The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Jonathan Cherry	757,214,578	99.20%	6,138,000	0.80%
Dr. David Dreisinger	759,474,451	99.49%	3,878,127	0.51%
David J. Fermo	759,252,995	99.46%	4,099,583	0.54%
Alan R. Hodnik	754,038,292	98.78%	9,314,286	1.22%
Roberto Huby	758,813,894	99.41%	4,538,684	0.59%
Hilmar Rode	758,817,078	99.41%	4,535,500	0.59%
Stephen Rowland	749,732,524	98.22%	13,620,054	1.78%

Deloitte & Touche LLP was re-appointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.

PolyMet shareholders further approved the proposed consolidation of the issued and outstanding common shares of the company on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and further authorized the company’s board of directors to determine when and if to effect such Consolidation.

Following the meeting, Mr. Cherry gave a presentation on achievements of the past year and goals for the future.  Key achievements include:

•
Previously announced results of our 2018 and 2019 drilling program, which added 36 million tons to our Proven and Probable Reserves, an increase of 14%, and the addition of 146 million tons, or 22%, to our Measured and Indicated Resources;

•
The completion of a $265.0 million rights offering with the proceeds used to fully repay outstanding debt and strengthen the company’s financial position. As a result of the rights offering, Glencore’s ownership of the company’s issued shared increased to 71.6%;

•
Successful defense of six of the 11 cases filed in state and federal courts challenging the project and its permits. The remaining five cases are in various stages of litigation, including two cases in which the Minnesota Supreme Court granted the company’s appeals of lower courts’ rulings, and:

•	Continued environmental compliance with the conditions of PolyMet permits.

Mr. Cherry said key objectives for the months ahead include:

•
Successful defense of outstanding cases challenging PolyMet permits, including Minnesota Supreme Court proceedings later this year in which PolyMet and state agencies will defend the Permit to Mine, dam safety and air permits;

•	Continued engineering and optimization of the project;
•	Continued compliance of environmental permits.

In the meeting, Mr. Cherry acknowledged Mr. Forrest’s leadership over almost two decades on the board, saying he “has earned my deep respect as well as the respect of the entire PolyMet team, the financial community here and abroad, and the mining industry globally. It was through his vision, leadership and persistence that we were able to successfully navigate the lengthy environmental review and permitting process, and to set this project on course to be a responsible operator and valued corporate citizen.”

He also welcomed the new directors, saying their “depth and breadth of experience and talents will be tremendous assets on our board.” Mr. Fermo, whose career spans auditing, financial analysis, bond fund management and private fund banking, retired in 2017 as a managing director of J.P. Morgan after 22 years at the bank. After starting his career as an auditor in South Africa, he moved to the U.S. to earn his MBA at the Wharton School of the University of Pennsylvania, and subsequently spent eight years at PaineWebber managing investment grade and mortgage portfolios, followed by six years at Goldman Sachs and then J.P. Morgan, where he held three positions encompassing both the asset management division and the private bank. He holds degrees in business and accounting from the University of Witwatersrand in Johannesburg, South Africa, in addition to his Wharton MBA.

Mr. Huby is the general manager corporate affairs for Glencore’s South American copper operations. He joined Glencore in 2007 and held various positions with responsibility in the marketing and assets divisions. Mr. Huby also serves as a member of the board of Compañía Minera Antamina S.A., Compañía Minera Doña Inés de Collahuasi SCM, and Compañía Minera Antapaccay S.A. He holds a Bachelor of Science degree in industrial engineering from the Pontificia Universidad Catolica del Peru and an MBA from the Wharton School of the University of Pennsylvania.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com
Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.